UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha TOKYO STYLE

Kabushiki Kaisha SANEI-INTERNATIONAL

(Names of Subject Company)

TOKYO STYLE CO., LTD.

SANEI-INTERNATIONAL CO.,LTD.

(Translation of Subject Companies’ Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies’ Incorporation or Organization)

TOKYO STYLE CO., LTD.

SANEI-INTERNATIONAL CO.,LTD.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

TOKYO STYLE Co., Ltd.

Attn.: Kiyoshi Kadota

Corporate Officer, General Manager,

Corporate Planning Dept.

5-7-1 Kojimachi, Chiyoda-ku,

Tokyo 102-0083, Japan

(phone number: +81-3262-8111)

SANEI-INTERNATIONAL CO.,LTD.

Attn.: Satoshi Arai

Deputy General Manager,

Administrative Headquarters

1-2-5 Shibuya, Shibuya-ku

Tokyo 150-8315, Japan

(phone number: +81-3-5467-1911)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of

Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of a press release dated October 14, 2010 of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. announcing the establishment of a joint holding company and preparation of the share transfer plan (“Announcement concerning the Signing of the Agreement between TOKYO STYLE CO., LTD. And SANEI-INTERNATIONAL CO.,LTD. regarding the Establishment of a Joint Holding Company and Preparation of the Share Transfer Plan”).[1]

2	English translation of a presentation material dated October 14, 2010 of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. announcing the management integration and operations as well as the establishment of a joint holding company (“Management Integration between TOKYO STYLE and SANEI-INTERNATIONAL”).[1]

3	English translation of the Notice of Convocation of the Extraordinary General Meeting of Shareholders of TOKYO STYLE CO., LTD. dated January 12, 2011.

4	English translation of the Notice of Convocation of the Extraordinary General Meeting of Shareholders of SANEI-INTERNATIONAL CO.,LTD. dated January 12, 2011.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the Notices of Convocation included as Exhibits 3 and 4.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

[1]	Previously furnished to the Commission as part of Form CB on October 14, 2010.

PART III –– CONSENT TO SERVICE OF PROCESS

Each of TOKYO STYLE CO., LTD. and SANEI-INTERNATIONAL CO.,LTD. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 14, 2010.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO STYLE CO., LTD.

By:	/s/ Yoshiki Nakajima
Name:	Yoshiki Nakajima
Title:	President

Date:	January 12, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANEI-INTERNATIONAL CO.,LTD.

By:	/s/ Takahiko Miyake
Name:	Takahiko Miyake
Title:	President and CEO

Date:    January 12, 2011